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                              December 1, 2021

       Nelson Grist
       President and Chief Executive Officer
       Integrity Health Corporation
       2375 East Camelback Rd.
       Suite 600
       Phoenix, AZ 85016

                                                        Re: Integrity Health
Corporation
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed November 18,
2021
                                                            File No. 024-11692

       Dear Mr. Grist:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2021 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed November 18,
2021

       Cover Page of Offering Circular

   1. We note your amended disclosure that "[t]he offering is for 5,000,000,000 shares of [y]our common stock . . . at
an offering price of $0.0001 per share . . . ," and we reissue comment
                                                        1 in-part. To provide
additional clarity to investors, please revise to also state the amount of shares being offered
by your selling securityholder and the price for all the securities being offered.
 Nelson Grist
FirstName  LastNameNelson
Integrity Health Corporation Grist
Comapany1,
December   NameIntegrity
              2021        Health Corporation
December
Page 2     1, 2021 Page 2
FirstName LastName
Part III - Exhibits

2. We note that in response to comment 3 you filed as Exhibit 99.1 the financial statements of Medical Aesthetic Solutions, LLC for the period from March 16, 2020 through
         December 31, 2020, which you have incorporated by reference to Exhibit
99.1 of the
         Form 8-K filed August 12, 2021. In connection therewith, please:
             Revise your discussion on page 25 of the offering circular to state that you have filed the audited financial statements of Medical Aesthetics Solutions, LLC (emphasis added), as your current disclosure states that such financial statements are unaudited.
             File the relevant auditor consent as an exhibit, as the filed financial statements are audited. Please refer to Item 17(11) of Part III of Form 1-A. Provide updated unaudited financial statements of Medical
Aesthetic Solutions, LLC
             for the six months ended June 30, 2021. Please refer to section
(b)(3)(B) of Part F/S
             of Form 1-A.

        You may contact Brian Fetterolf at 202-551-6613 or Jennifer L pez-Molina at 202-551-
3792 if you have any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Milan Saha, Esq.